Exhibit 99.138

DIGIHOST ANNOUNCES FILING OF FORM 40-F WITH THE SEC, FULFILLING SIGNIFICANT MILESTONE FOR NASDAQ LISTING

Toronto, ON – June 22, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that it has filed a registration statement on Form 40-F (“Form 40-F”) with the U.S. Securities and Exchange Commission (the “SEC”), fulfilling a significant milestone in the process for the Company to list its shares on the Nasdaq Stock Exchange (“Nasdaq”). A copy of the Form 40-F is available on EDGAR.

The listing of the Company’s shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F by the SEC, and, as such, there can be no assurances that Digihost’s shares will be listed on Nasdaq. Digihost will retain its listing on the TSX Venture Exchange under the symbol “DGHI”.

Stock Option Grant

The Company also announces that it has granted to the directors, officers, employees and consultants of the Company an aggregate of 780,000 incentive stock options (the “Stock Options”) to purchase common shares under the Company’s incentive stock option plan (the “Plan”). Each Stock Option is exercisable into a common share of the Company at a price of $1.40 for a period of five years from the date of grant. The Stock Options will fully vest on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSX Venture Exchange.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company's mining facilities are located in Upstate New York and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 205PH with ability to expand to a rate of 3EH upon the completion of its previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on the Nasdaq, effectiveness of the Company’s Form 40-F, hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to the Nasdaq listing process, risks relating to the effectiveness of the Company’s Form 40-F, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.